Grand Toys International, Inc.

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Filed by Grand Toys International Limited pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: Grand Toys International Limited Commission File No. 333-114220

ON APRIL 6, 2004, GRAND TOYS INTERNATIONAL, INC. ISSUED THE FOLLOWING PRESS RELEASE WHICH AMENDED AN EARLIER PRESS RELEASE FILED BY GRAND TOYS INTERNATIONAL, INC. ON NOVEMBER 17, 2003.  THE PRESS RELEASES RELATE TO THE ISSUANCE BY GRAND TOYS INTERNATIONAL LIMITED OF AMERICAN DEPOSITARY SHARES TO BE EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS IN CONNECTION WITH THE TRANSACTIONS DESCRIBED BELOW:

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Grand Toys International, Inc.

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CONTACT:

GRAND TOYS INTERNATIONAL, INC.

Tania M. Clarke

1710 Rte. Transcanadienne

Executive Vice President & CFO

Dorval, Quebec, Canada H9P 1H7

(514) 685-2180, ext. 233

(Nasdaq: GRIN)

E-mail: tania@grand.com

FOR IMMEDIATE RELEASE

AMENDED

GRAND TOYS INTERNATIONAL ANNOUNCES AGREEMENT TO BUY PLAYWELL INTERNATIONAL LIMITED

MONTREAL, CANADA – April 6, 2004 -- Grand Toys International, Inc. (Nasdaq: GRIN) today announced a correction to the press release originally disseminated on November 17, 2003. In the November 17, 2003 press release, Grand had signed a definitive agreement to acquire the stock of Hong Kong-based Playwell International Limited.  Under the terms of the agreement, and subject to certain adjustments, the sole shareholder of Playwell will acquire up to 8,000,000 Grand shares.  The combined company will retain the Grand name and be based in Hong Kong, the current headquarters of Playwell.

Playwell is a privately-held company, owned by Hong Kong-based Centralink Investments Ltd., and is itself a holding company with four subsidiaries:  Hong Kong Toy Centre Limited, which develops products for sale under the Playwell brands and supervises the outsourced manufacture of such products, as well as products designed by certain customers for sale under their own brands, by contract manufacturers located primarily in mainland China; Gatelink Mould Engineering Limited, a manufacturer of moulds for Playwell; Great Wall Alliance Limited, the holder of Playwell trademarks; and Asian World Enterprises Co., Limited, the holder of licenses from the Walt Disney Company and Crayola.  Hong Kong Toy Centre is a supplier of products to Grand.  For the year ended December 31, 2002 on a pro forma basis Playwell had net sales of US$36,172,931 and net income of US$3,171,209 and for the nine months ended September 30, 2003, Playwell had net income of US$1,820,538.

Grand Toys International, Inc. is a premier licensee and distributor of a wide variety of toys and ancillary items in Canada and, since January 1999, a supplier of proprietary products in the United States.  Grand has been in business since 1960.  For the year ended December 31, 2002, Grand had net sales of US$12,339,930 and a net loss of US$826,848, and for the nine months ended September 30, 2003, Grand had net sales of approximately US$8,743408 and a net profit of approximately US$975,275.

This vertical acquisition will result in a merged entity that will include excellent relationships with licensors of proprietary names, characters and other intellectual property, and an international distribution network. The wealth of toy industry experience in the new entity will allow Grand to significantly expand its product offerings. The expected synergies will allow this entity to achieve economies of scale.

In a joint statement, Elliot Bier, Chairman of Grand and Henry Hu, Managing Director of Playwell stated “We are delighted to be able to announce this transaction.  The principals in the companies that will be combined as the new Grand have known and done business with one another for several years.  We believe the combination of Playwell’s financial resources and cost-management skills, and Grand’s marketing and distribution presence in North America will create a vertically-integrated company that will be much greater than the sum of its parts and an excellent vehicle for future expansion.  We look forward to a period of continuing growth amid ongoing consolidation in the global toy industry.”

TERMS OF THE TRANSACTION

Under the terms of Grand’s agreement with Centralink, Grand will acquire the Playwell shares in exchange for 5,000,000 Grand shares, subject to adjustment as follows:

•

In the event that Playwell and its subsidiaries do not achieve $3,600,000 of EBITDA for 2003 (excluding transaction costs), Centralink is required to pay Grand the difference between Playwell’s target EBITDA and Playwell’s actual EBITDA in cash or Grand shares.

•

In the event that Grand does not achieve EBITDA of $675,000 or more for 2003 (excluding up to $750,000 of public company compliance costs and transaction costs), then Grand would issue to Centralink an additional number of Grand shares having a value equal to the difference between Grand’s target EBITDA and Grand’s actual EBITDA.

In addition, Centralink has also agreed to subscribe for 3,000,000 Grand shares for $3,000,000, or $1.00 per share.

As a result of the agreements with Centralink, the Board of Directors of Grand will be completely reconstituted.  After the transaction, Centralink will own a majority of the shares of Grand.  Accordingly, in order to assure an orderly transition of the newly combined companies, the Board of Directors of Grand will consist of five directors, two of whom will be nominated by Centralink, and two of whom will be nominated by David Mars and Steve Altro, current directors of Grand.  It is contemplated that Elliot Bier, Grand’s Chairman, will continue as a director of Grand.  One designee of each of Centralink and Messrs. Mars and Altro must be “independent” within the meaning of current NASDAQ rules, as must the fifth director, who will be nominated by the other two “independent” directors but must be acceptable to Centralink, Mars and Altro. This arrangement will remain in place until 2005.

As part of Grand’s transaction with Centralink, Grand and its operating subsidiaries will become subsidiaries of the newly-formed Hong Kong holding company, with all the stock of Grand being converted into American Depositary Receipts (ADRs) of the new holding company.  This change in the corporate structure is appropriate because Grand’s senior management will be located primarily in Hong Kong and because the Hong Kong-based operations of the Playwell group will contribute a majority of Grand’s revenues and net profits after the completion of the transaction.  Accordingly, it makes business sense for Grand to be reorganized as a Hong Kong company.  However, existing operations of Grand, including its principal business in Canada, will continue to be carried on through United States subsidiaries.

The ADRs will afford shareholders in Grand substantially the same rights as they currently enjoy as holders of Grand common stock.  It is a condition to the transaction that Grand’s ADRs be listed for trading on NASDAQ in place of Grand’s existing common stock.  The capitalization of Grand immediately prior to the transactions described in this press release would be identical to that currently in existence, subject to the possible exercise of certain options and warrants in the intervening period.  Options and warrants to purchase of Grand common stock that are not so exercised would be converted into the right to receive options or warrants to purchase an equivalent number of Grand ADRs.  It is intended that the reorganization of Grand as a Hong Kong company will be tax-free to the shareholders of Grand.

The Centralink agreement and the proposal to change the place of business of Grand to Hong Kong have been approved by the Boards of Directors of Grand and Centralink.  The consummation of the proposed transaction is subject to various conditions, including normal regulatory and shareholder approvals and the receipt of an opinion that the transactions are fair to the shareholders of Grand from a financial point of view.  Closing is expected near the end of the first quarter of 2004.

Grand and its newly formed Hong Kong subsidiary which will become the parent of Grand HK intend to file a proxy statement/prospectus with the Securities and Exchange Commission in connection with the transaction.  Grand expects to mail the proxy statement/prospectus to shareholders of Grand US and Centralink. These documents contain important information about the transaction, and investors and security holders are urged to read these documents carefully when they are available because they will contain important information about Grand and Playwell. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Grand or its newly formed Hong Kong subsidiary through the website maintained by the Securities and Exchange Commission at www.sec.gov.  Investors and security holders of Grand are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This news release contains certain forward-looking statements, including estimates for sales, which are within the meaning of the Private Securities Litigation Reform Act of 1995, and are subject to risk and uncertainties that could cause actual results to differ materially.  Such risks and uncertainties include, but are not limited to, those related to business conditions and the financial strength of the retail industry, particularly for toy and toy-related products; the level of consumer spending for such products; the effect of currency translations; the ability of the Company to successfully obtain its products from suppliers; and the success of advertising, marketing and promotional campaigns.

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Grand Toys International, Inc.

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The following Press Release was disseminated by Grand Toys International on November 17, 2003:

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Grand Toys International, Inc.

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CONTACT:

GRAND TOYS INTERNATIONAL, INC.

Tania M. Clarke

1710 Rte. Transcanadienne

Executive Vice President & CFO

Dorval, Quebec, Canada H9P 1H7

(514) 685-2180, ext. 233

(Nasdaq: GRIN)

E-mail: tania@grand.com

FOR IMMEDIATE RELEASE

GRAND TOYS INTERNATIONAL ANNOUNCES AGREEMENT TO BUY PLAYWELL INTERNATIONAL LIMITED

MONTREAL, CANADA -- November 17, 2003 -- Grand Toys International, Inc. (Nasdaq: GRIN) today announced that it has signed a definitive agreement to acquire the stock of Hong Kong-based Playwell International Limited.  Under the terms of the agreement, and subject to certain adjustments, the sole shareholder of Playwell will acquire up to 8,000,000 Grand shares.  The combined company will retain the Grand name and be based in Hong Kong, the current headquarters of Playwell.

Playwell is a privately-held company, owned by Hong Kong-based Centralink Investments Ltd., and is itself a holding company with four subsidiaries:  Hong Kong Toy Centre Limited, which develops products for sale under the Playwell brands and supervises the outsourced manufacture of such products, as well as products designed by certain customers for sale under their own brands, by contract manufacturers located primarily in mainland China; Gatelink Mould Engineering Limited, a manufacturer of moulds for Playwell; Great Wall Alliance Limited, the holder of Playwell trademarks; and Asian World Enterprises Co., Limited, the holder of licenses from the Walt Disney Company and Crayola.  Hong Kong Toy Centre is a supplier of products to Grand.  For the year ended December 31, 2002 on a pro forma basis Playwell had net sales of US$36,172,931 and net income of US$3,171,209 and for the nine months ended September 30, 2003, Playwell had net income of US$1,820,538.

Grand Toys International, Inc. is a premier licensee and distributor of a wide variety of toys and ancillary items in Canada and, since January 1999, a supplier of proprietary products in the United States.  Grand has been in business since 1960.  For the year ended December 31, 2002, Grand had net sales of US$12,339,930 and a net loss of US$826,848, and for the nine months ended September 30, 2003, Grand had net sales of approximately US$8,743408 and a net profit of approximately US$975,275.

This vertical acquisition will result in a merged entity that will include excellent relationships with licensors of proprietary names, characters and other intellectual property, and an international distribution network. The wealth of toy industry experience in the new entity will allow Grand to significantly expand its product offerings. The expected synergies will allow this entity to achieve economies of scale.

In a joint statement, Elliot Bier, Chairman of Grand and Henry Hu, Managing Director of Playwell stated “We are delighted to be able to announce this transaction.  The principals in the companies that will be combined as the new Grand have known and done business with one another for several years.  We believe the combination of Playwell’s financial resources and cost-management skills, and Grand’s marketing and distribution presence in North America will create a vertically-integrated company that will be much greater than the sum of its parts and an excellent vehicle for future expansion.  We look forward to a period of continuing growth amid ongoing consolidation in the global toy industry.”

TERMS OF THE TRANSACTION

Under the terms of Grand’s agreement with Centralink, Grand will acquire the Playwell shares in exchange for 5,000,000 Grand shares, subject to adjustment as follows:

•

In the event that Playwell and its subsidiaries do not achieve $3,600,000 of EBITDA for 2003 (excluding transaction costs), Centralink is required to pay Grand the difference between Playwell’s target EBITDA and Playwell’s actual EBITDA in cash or Grand shares.

•

In the event that Grand does not achieve EBITDA of $675,000 or more for 2003 (excluding up to $750,000 of public company compliance costs and transaction costs), then Grand would issue to Centralink an additional number of Grand shares having a value equal to the difference between Grand’s target EBITDA and Grand’s actual EBITDA.

In addition, Centralink has also agreed to subscribe for 3,000,000 Grand shares for $3,000,000, or $1.00 per share.

As a result of the agreements with Centralink, the Board of Directors of Grand will be completely reconstituted.  After the transaction, Centralink will own a majority of the shares of Grand.  Accordingly, in order to assure an orderly transition of the newly combined companies, the Board of Directors of Grand will consist of five directors, two of whom will be nominated by Centralink, and two of whom will be nominated by David Mars and Steve Altro, current directors of Grand.  It is contemplated that Elliot Bier, Grand’s Chairman, will continue as a director of Grand.  One designee of each of Centralink and Messrs. Mars and Altro must be “independent” within the meaning of current NASDAQ rules, as must the fifth director, who will be nominated by the other two “independent” directors but must be acceptable to Centralink, Mars and Altro. This arrangement will remain in place until 2005.

As part of Grand’s transaction with Centralink, Grand and its operating subsidiaries will become subsidiaries of the newly-formed Hong Kong holding company, with all the stock of Grand being converted into American Depositary Receipts (ADRs) of the new holding company.  This change in the corporate structure is appropriate because Grand’s senior management will be located primarily in Hong Kong and because the Hong Kong-based operations of the Playwell group will contribute a majority of Grand’s revenues and net profits after the completion of the transaction.  Accordingly, it makes business sense for Grand to be reorganized as a Hong Kong company.  However, existing operations of Grand, including its principal business in Canada, will continue to be carried on through United States subsidiaries.

The ADRs will afford shareholders in Grand substantially the same rights as they currently enjoy as holders of Grand common stock.  It is a condition to the transaction that Grand’s ADRs be listed for trading on NASDAQ in place of Grand’s existing common stock.  The capitalization of Grand immediately prior to the transactions described in this press release would be identical to that currently in existence, subject to the possible exercise of certain options and warrants in the intervening period.  Options and warrants to purchase of Grand common stock that are not so exercised would be converted into the right to receive options or warrants to purchase an equivalent number of Grand ADRs.  It is intended that the reorganization of Grand as a Hong Kong company will be tax-free to the shareholders of Grand.

The Centralink agreement and the proposal to change the place of business of Grand to Hong Kong have been approved by the Boards of Directors of Grand and Centralink.  The consummation of the proposed transaction is subject to various conditions, including normal regulatory and shareholder approvals and the receipt of an opinion that the transactions are fair to the shareholders of Grand from a financial point of view.  Closing is expected near the end of the first quarter of 2004.

This news release contains certain forward-looking statements, including estimates for sales, which are within the meaning of the Private Securities Litigation Reform Act of 1995, and are subject to risk and uncertainties that could cause actual results to differ materially.  Such risks and uncertainties include, but are not limited to, those related to business conditions and the financial strength of the retail industry, particularly for toy and toy-related products; the level of consumer spending for such products; the effect of currency translations; the ability of the Company to successfully obtain its products from suppliers; and the success of advertising, marketing and promotional campaigns.

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41302282.01